SEC FILE NUMBER
                                                 1-7090

                                             CUSIP NUMBER
                                                717137103
                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

For Period Ended:        January 31, 1998
                       ---------------------

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:
                         ------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

            Pharmhouse Corp.
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Former Name if Applicable

            S.E. Nichols Inc.
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Address of Principal Executive Office (Street and Number)

            860 Broadway
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City, State and Zip Code

            New York, N.Y. 10003
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q,or portion thereof will be file on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c ) has been attached if applicable.

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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-
K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended January 31, 1998 without unreasonable effort or expense because certain financial information and data remains to be completed or verified for purposes of concluding the Registrant's audit for the fiscal year ended January 31, 1998.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Richard A. Davis, CFO       (212)    477-9400 x. 635
    ----------------------  -----------  ----------------
         (Name)             (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section
    13 or 15(d) of the Securities Exchange Act of 1934 or
    Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

    [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X] Yes    [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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The results of operations for the Registrant's fiscal
year ended February 1, 1997 included an extraordinary gain, whereas it is anticipated that the results of operations for the Registrant's fiscal year ended January 31, 1998 will reflect a loss. The amount of such loss is subject to final determination.


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                         Pharmhouse Corp.
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          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    May 1, 1998             By /s/  Richard A. Davis
     -----------------             ----------------------
                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).